GRANTHAM, MAYO, VAN
OTTERLOO & CO. LLC


MEMORANDUM



To: 	Matthew Dunlap

From:	Judith Lyden

cc:	Andy Luu

Date:	October 26, 2016

Re:	GMO Trust - Item 77 Attachments -
Form N-SAR
	For Period March 1, 2016 through
August 31, 2016 (and current)



Item 7:
Fund Name Change
*	GMO Opportunistic Income Fund
(formerly GMO Debt Opportunities
Fund), to become effective January 1,
2017

Fund Terminations
*	GMO Global Focused Equity Fund,
effective April 29, 2016
*	GMO World Opportunity Overlay Fund,
effective June 16, 2016

Item 77E:  Legal Proceedings
Series 15 - GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted some of the Fund's locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund's local custodial account located in India. The amount of these restricted assets is small relative to the size of the Fund, representing approximately
0.076% of the Fund's total net assets as of August 31, 2016. The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control of the Trust's Board of Trustees. Any costs in respect of this matter are being borne by the Fund.

Item 77I:  Terms of new or amended
securities
No items to be updated at this time.

Item 77Q1:  Exhibits
Attached is the letter provided to shareholders
(three GMO funds) re liquidation of GMO
World Opportunity Overlay Fund, dated June
15, 2016.

Item 81:  Joint Fidelity Bond
*	Yes  ($10M and a deductible of
$100K)



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